[redacted]

05011384

ธนาคารกสิกรไทย
KASIKORNBANK

12g3-2(b) File No.82-4922

Ref No. CN. 660/2005

September 16, 2005

SEC MAIL PROCESSING
RECEIVED
SEP 2 0 2005
WASH. D.C. 198 SECTION

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

Kattiya Indaravijaya

(Ms. Kattiya Indaravijaya)
First Senior Vice President
KASIKORNBANK Public Company Limited

PROCESSED
SEP 2 1 2005
THOMSON
FINANCIAL

9906014-1-05

บมจ. ธนาคารกสิกรไทย
1 ซอยกสิกรไทย ถนนราษฎร์บูรณะ
กรุงเทพฯ 10140
โทร. 0 2222 0000 โทรสาร 0 2470 1144-5
www.kasikornbank.com ทะเบียนเลขที่ บมจ.105

KASIKORNBANK PCL
1 Soi Kasikornthai, Ratburana Road,
Bangkok 10140, Thailand.
Tel. +66 2222 0000 Fax. +66 2470 1144-5
www.kasikornbank.com Registration No.PCL 105

泰华农民银行总行
泰国曼谷叻武拉纳路泰华农民巷1号，
邮政编码 10140
电话：(66) 2222 0000 传真：(66) 2470 1144-5
www.kasikornbank.com

dlw 9/21

60 Years ธนาคารกสิกรไทย KASIKORNBANK 泰华农民银行

Ref. CN. 2087/2005

September 14, 2005

To: President
The Stock Exchange of Thailand

Re : Corporate Governance Rating Report

Thai Rating and Information Services Co., Ltd. (TRIS), as assigned by KASIKORNBANK PUBLIC COMPANY LIMITED (KBANK), has reviewed the Bank Corporate Governance Rating in 2005 for the third consecutive year.

TRIS has completed the review and the corporate governance evaluation based on criteria consisting of shareholders' rights, composition and roles of the Board of Directors and the Management Committee, disclosure of information, and corporate governance culture. According to the Corporate Governance Rating report, TRIS has announced that KBANK received Corporate Governance Rating at 8.89 from scale of 10 or "Very Good" level on September 14, 2005.

The above is hereby submitted for your acknowledgement.

Yours Sincerely,
KASIKORNBANK PCL

Kattiya Indaravijaya

(Ms. Kattiya Indaravijaya)
First Senior Vice President

Executive Secretary & Shareholder Registration Div.
Tel. 0 2470 2679

บมจ. ธนาคารกสิกรไทย
1 ซอยกสิกรไทย ถนนราษฎร์บูรณะ
กรุงเทพฯ 10140
โทร 0 2222 0000 โทรสาร 0 2470 1144-5

KASIKORNBANK PCL
1 Soi Kasikornthai, Ratburana Road,
Bangkok 10140, Thailand
Tel. +66 2222 0000 Fax +66 2470 1144-5

泰华农民银行总行
泰国曼谷市叻武拉那路泰华农民巷1号,
邮政编码 10140
电话:(66) 2222 0000 传真:(66) 2470 1144-5